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                                                                  EXHIBIT 99.B14
                                             American National Insurance Company

                            REX D. HEMME, FSA, MAAA
                           Vice President and Actuary
                            Life Product Development

April 30, 1999

Securities and Exchange Commission
450 Fifth Street, N W
Washington, D.C.   20549

Dear Sir:

This opinion is furnished in connection with the filing of a Post-Effective Amendment No. 2 to Registration Statement No. 333-51035 on Form S-6 Registration Statement (the "Registration Statement"). The prospectus included in the Registration Statement describes a certain Variable Life insurance policy (the "Policy") that will be offered and sold by American National Insurance Company. I am familiar with the Registration Statement, as amended, and the exhibits thereto. In my opinion:

     (1) The hypothetical illustrations of the Policy used in the Registration Statement accurately reflect reasonable estimates of projected performance of the Policy under the stipulated rates of investment return, the contractual expense deductions and guaranteed cost-of-insurance rates, and utilizing a reasonable estimation for expected fund operating expenses.

     (2) The rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations referred to in (2) above, appear more favorable to a prospective purchaser of a Policy meeting the criteria shown in the illustrations, than to prospective purchasers of Policies for males at other ages or underwriting classes or for females.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Experts" in the prospectus included as a part of such Registration Statement.


Very truly yours,

Rex D. Hemme
----------------------------
Rex D. Hemme, FSA, MAAA
Vice President and Actuary Life Product Development